Mercedes-Benz Auto Lease Trust 2019-B
Investor Report
Collection Period Ended 30-Nov-2019
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Oct-2019	30-Nov-2019		
Determination Date	12-Dec-2019			
Record Date	13-Dec-2019			
Payment Date	16-Dec-2019			
Interest Period of the Class A-1 Notes (from... to)	20-Nov-2019	15-Dec-2019	Actual/360 Days	25
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 12/15/201	20-Nov-2019	15-Dec-2019	30/360 Days	25

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	200,000,000.00	132,682,051.23	67,317,948.77	336.589744	0.663410
Class A-2 Notes	530,000,000.00	530,000,000.00	530,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	440,000,000.00	440,000,000.00	440,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	109,960,000.00	109,960,000.00	109,960,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,279,960,000.00**	**1,279,960,000.00**	**1,212,642,051.23**	**67,317,948.77**		
Overcollateralization	208,393,333.59	208,393,333.59	224,599,371.32			
Total Securitization Value	**1,488,353,333.59**	**1,488,353,333.59**	**1,437,241,422.55**			
present value of lease payments	612,169,560.17	612,169,560.17	559,143,093.33			
present value of Base Residual Value	876,183,773.42	876,183,773.42	878,098,329.22			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	224,599,371.32	15.09%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	67,317,948.77	336.589744
Class A-2 Notes	2.010000%	739,791.67	1.395833	739,791.67	1.395833
Class A-3 Notes	2.000000%	611,111.11	1.388889	611,111.11	1.388889
Class A-4 Notes	2.050000%	156,540.28	1.423611	156,540.28	1.423611
Total		**1,507,443.06**		**$68,825,391.83**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,413,935,666.91	1,413,935,666.91	1,362,823,755.87

Available 2019-B Collections	
Lease Payments Received	55,487,416.30
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,802,752.26
Net Sales Proceeds-scheduled terminations	814,361.97
Excess wear and tear included in Net Sales Proceeds	9,102.26
Excess mileage included in Net Sales Proceeds	52,384.32
Subtotal	71,104,530.53
Repurchase Payments	168,394.20
Advances made by the Servicer	0.00
Investment Earnings	33,055.99
Total Available Collections	**71,305,980.72**

Distribution on the Exchange Note	
(1) Total Servicing Fee	2,480,588.89
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.06%)	2,022,713.52
(3) Exchange Note Principal Distributable Amount	66,802,678.31
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**71,305,980.72**

Available Funds ABS Notes	
Total Exchange Note Payments	68,825,391.83
Reserve Account Draw Amount	0.00
Total Available Funds	**68,825,391.83**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,507,443.06
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	67,317,948.77
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**68,825,391.83**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,480,588.89	2,480,588.89	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,507,443.06	1,507,443.06	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	739,791.67	739,791.67	0.00
thereof on Class A-3 Notes	611,111.11	611,111.11	0.00
thereof on Class A-4 Notes	156,540.28	156,540.28	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,507,443.06	1,507,443.06	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	67,317,948.77	67,317,948.77	0.00
Principal Distribution Amount	67,317,948.77	67,317,948.77	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,794.18
minus Net Investment Earnings	1,794.18
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,794.18
Net Investment Earnings on the Exchange Note Collection Account	31,261.81
Investment Earnings for the Collection Period	33,055.99

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $199M (12.9%), Class A-2 Notes $530M (34.3%), Class A-3 Notes $440M (28.5%), Class A-4 Notes $110M (7.1%), Certificates $265M (17.2%), Total $1,544M (100.0%). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $77,211,755.90, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	1,488,353,333.59	34,342
Principal portion of lease payments	37,134,458.06	
Terminations- Early	12,135,793.85	
Terminations- Scheduled	0.00	
Repurchase Payment (excluding interest)	168,394.20	
Gross Losses	1,673,264.93	
Securitization Value end of Collection Period	1,437,241,422.55	34,025

Pool Factor	96.57%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	23.75
Weighted Average Seasoning (months)	13.74	14.64
Aggregate Base Residual Value	1,109,238,943.26	1,009,037,480.41
Cumulative Turn-in Ratio		78.57%
Proportion of base prepayment assumption realized life to date		132.37%
Actual lifetime prepayment speed		0.46%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,435,133,487.34	33,986	99.85%
31-60 Days Delinquent	1,539,540.60	32	0.11%
61-90 Days Delinquent	568,394.61	7	0.04%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,437,241,422.55	34,025	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.040%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,500,178.50	35	1,500,178.50	35
Liquidation Proceeds	1,550,135.74		1,550,135.74	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	(49,957.24)		(49,957.24)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.020)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.020)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.003)%
Average Net Credit Loss / (Gain)	(1,427.35)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	12,308,880.28	280	12,308,880.28	280
Sales Proceeds and Other Payments Received	13,335,573.13		13,335,573.13	
Residual Loss / (Gain)	(1,026,692.85)		(1,026,692.85)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.421)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.421)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.069)%
Average Residual Loss / (Gain)	(3,666.76)